May 22, 2013
By Edgar courier
Ms. Katherine Hsu Office Chief Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re: Hyundai Auto Receivables Trust 2010-A Hyundai Auto Receivables Trust 2010-B Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 28, 2013 File Nos. 333-144832-04, 333-144832-05

Dear Ms. Hsu:

As President of Hyundai ABS Funding Corporation (the “Company”), I submit this letter in response to the comment in your letter, dated May 15, 2013, relating to the Form 10-Ks referenced above (the “Subject Filings”) filed by the Company, Hyundai Auto Receivables Trust 2010-A and Hyundai Auto Receivables Trust 2010-B. For your convenience, your comment has been reproduced below, followed by the response of the Company.

Exhibits 31.1 to the Forms 10-K for Hyundai Auto Receivables Trusts 2010-A & 2010-B

1.                  We note that paragraph four of your certification specifies that there were multiple “servicer compliance statements” from the “servicers.” We also note, however, that your Form 10-Ks include only one servicer compliance statement, which is from Hyundai Capital America. Please confirm that for purposes of Item 1123 of Regulation AB that Hyundai Capital America is the only servicer. See the Instruction to Item 1123.

Response: We confirm that Hyundai Capital America is the only servicer for Hyundai Auto Receivables Trust 2010-A and Hyundai Auto Receivables Trust 2010-B. We confirm that in future filings paragraph 4 of the Exhibit 31.1 Certification will refer to “servicer” in the singular if there is only one servicer.

In connection with responding to your comment, the Company hereby acknowledges that:

Ms. Katherine Hsu
May 22, 2013

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Subject Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Subject Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions concerning the Subject Filings or the Company’s responses, please do not hesitate to call me at 949-732-2880. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Min Sok Randy Park

Min Sok Randy Park

President and Secretary